Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X and LinkedIn accounts on January 2, 2026:

The following communications were made by Pubco from its X and LinkedIn accounts on January 1, 2026:

On September 4, 2025, Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with The Ethereum Podcast with Paul Barron. The following is a partial transcription of the interview, which was made available on January 2, 2026:

Paul Barron: Let’s get into a couple of points I want to hit on. And as everybody is tracking this, the amount of companies that are starting to move into strategic reserves, treasury companies, DATs, digital asset treasuries, is growing and Ethereum of course is one of the biggest one out there. Bitmine, you guys will all recognize some of these top few, and that is Tom Lee’s number one right there. SharpLink Gaming, of course, that’s Joseph Luben. And then you have the Ether Machine, also coming in right there at number three. So, we thought let’s get them on the show and take a little bit of a closer look under the hood. And if you’ve never been over and learned a little bit about the Ether Machine, you can just go over to their website just, ethermachine.com.

Learn a little bit more about what they’re doing but their team their investors and the strategy going forward. I wanted to bring on their co-founder today, which is Andrew Keys, who is the chairman at the Ether Machine. Great to have you, Andrew.

Andrew Keys: Thanks for having me, Paul.

Paul Barron: Yeah. So, let’s get into the Ether Machine. First of all, great name. I mean, we have to go and give you your flowers on that one. You can’t you can’t miss with this one. Tell us a little bit about what you guys are doing. What makes you guys different than what Tom Lee is out there spinning, all that good stuff.

Andrew Keys: Sure. Sure. So, so maybe by way of background, I could just give you one second on how I got to the Ether Machine. I helped Joe Luben of SharkLink build a company called Consensus which is the most well-known Ethereum ecosystem builder created three of the implementations of Ethereum and also built a commodity pool operator for institutional staking called DARMA which is an acronym for digital asset risk management advisors. And I got here a bit differently than I would say most of the treasury companies. One of the large institutional ETFs reached out to me about 6 months ago and asked me to be a market maker for them because the ETFs are going to enable staking soon. And if you followed the ETPs, so the their equivalents in, let’s say, Canada or Europe, they’re staking at what I call 50% capacity. So, if you have a billion dollars in a European ETP that is holding Ether, they’re only staking 500 million euros worth of that billion. And so, they’re only earning a yield on 50% of the assets, right? And the reason why that’s happening is due to a technical nuance within Ethereum called the withdrawal queue.

And the withdrawal queue essentially means that if you were to unstake today, you would get your Ether back in let’s call it a week. But, if god forbid there was some type of black swan event that occurred and 50% of stakers or 70% of stakers want to unstake at the same time, that withdrawal queue would grow from a couple days to six months or even a year. So, there’s no way to really underwrite this issue. And the ETFs, the only thing that they can do is basically just stake less than full capacity. And we’re already seeing this in Europe and that’s what’s going to happen in the US.

So, I started thinking about well if we could create an operating company that could stake at full capacity and the ETFs are only going to do what I call vanilla staking, they’re not going to be able to do restaking or participate in DeFi. I believe that in the example where the ETFs are earning 3% yield on only half of their money, so a net one and a half percent, we’d be able to earn that same yield on all of the capital. Plus, we’d be able to engage in DeFi and restaking. And then furthermore, we’d be able to employ some of the financial engineering that MicroStrategy pioneered such as issuing convertible bonds or preferred shares, basically debt that’s inflating to buy digital assets where you’re paying back cheaper dollars years from now and you’re essentially acquiring the underlying asset for shareholders that want exposure, in this case to Ethereum.

So, basically we set out to actually deploy capital in this space and we came across kind of two paths. And one thing that I think is materially different from us and let’s call it the shell companies is I was going to deploy a material amount of my own capital in this. So I’ve put 170,000 Ether personally into this vehicle.

And when I started looking at this, there were there were basically two paths you could go. You could reverse take over a dying micro cap. So, your failing biotech company, your failing Bitcoin miner, you know, pick your poison of some company that’s not doing well. Or you could create a de novo entity, so, a brand new entity that doesn’t have a pre-existing operating business, pre-existing cap table, pre-existing governance issues, and basically, I started looking at this and I had three calls with three different shell companies. One was a biotech where the CEO wanted to be paid $5 million a year to stay on the board and he didn’t know how to spell Ethereum. Another one was a Bitcoin miner that was in year four of a 10-year lease of a data center and it was $10 million a year, you know, for the next six years. And I, basically, yeah, these are failing companies with all these liabilities. And I was like, there’s no way I want this for myself as, you know, one of the largest shareholders in the vehicle. And I got very clear that doing a special purpose acquisition company, a SPAC, with a de novo merger of a clean LLC was the right way to go for institutional investors.

And so, where we’ve kind of differed off the bat is basically we’ve created a pristine entity that we find to be extremely important to institutional investors. And so the devil’s advocation to that is we’re going through what’s called the S-4 registration process and S-1 is the process for an IPO and S-4 is the process of a merger and basically that’s going to take us 60 days with the SEC’s blessing approximately, and so basically once that happens, we’ll be kind of full steam ahead. And with that, I think a core difference is what brought MSTR from a single billion dollar vehicle to a centabillion dollar vehicle was not what’s called at the money equity issuance or ATM, which you may have heard of when discussing these treasury companies. What actually drove that was the usage of convertible bonds and preferred shares which are credit instruments.

Paul Barron: Exactly.

Andrew Keys: And basically hedge funds, that want volatility and want to acquire volatility, they’re not necessarily interested in buying the common equity of these vehicles, right? But they’ll essentially acquire a convertible bond. And the good news, you know, versus Bitcoin, Ether has double the volatility of Bitcoin.

Paul Barron: Yep.

Andrew Keys: And generates this yield. So basically, we can pay the coupon of a bond. And so, furthermore, we’re going to be uniquely positioned. If you’ve seen the other shell companies, none of them have actually done any of those convertible bond instruments or preferred share instruments because they are shell companies that have to clean up their books and all these messes. And so while we’re doing very well because basically in private we’ve been able to raise nearly two and a half billion dollars not being a public vehicle yet. So I think that alone is a testament and basically once we’re out the gates of our S-4 registration process, we’re going to be uniquely positioned as the cleanest vehicle with a Big Four auditor to issue this convertible debt paper.

And so basically what we’re optimizing for is kind of larger institutional scale using the debt instruments rather than what we think could be dilutive to shareholders rather than accretive to shareholders which are the ATMs.

Paul Barron: Yeah. Well, and it’s unique because, first I had a lot of questions here on that, but I think it’s unique because what we have seen on a lot of the companies that have gone with the process of acquiring these kind of these dead on the vine companies is that it’s mostly more of a retail play versus what, you know, I think your strategy is going to be considerably different. It’s a cleaner product for institutions. Wall Street’s going to recognize it better. That’s going to be, you know, kind of the upside for it. And even if you look at stuff that we just did a show on this topic with Peter Thiel and him looking at the value of what Ethereum is going to be doing more on a broader basis. You guys are in the right place at the right time.

I’m looking at your corporate strategy here on X. Obviously, acquire ETH, capitalize on additional capital markets and opportunities, manage the ETH holdings, which, you know, you explained perfectly, which is very unique. I was not aware of this issue. Well, we’ve seen a little bit of nuance in the market about this slowdown of unstaking and now I understand what you’re talking about. But stake and restake, I think that’s going to be a huge capacity to really compound what you guys are doing so kudos to you. Is there anything in here that in terms of the growth side on that ecosystem, let me kind of zoom in on that for you, that is going to really dial in for future for you?

Andrew Keys: Yes. So, I think we’ve already hit the three on-chain yield generation. So, our north star is growing our Ether concentration per share. So, if you had a thousand shares of our company, let’s call it for round numbers, that would equal one Ether. Our goal is a year from now, that should equal, you know, one and a quarter, one and a half, two Ether, something larger. And so we’re constantly trying to grow our Ether concentration per share. So on-chain, we can do that with staking, restaking, and DeFi participation. Traditionally, we can issue convertible bonds and preferred shares.

And then lastly, to your point about growth, we hired for our CEO, a gentleman by the name of Dave Marin, which was the person in charge of M&A at Consensus. And basically what we have to think about are things that are Ether accretive, where we could basically acquire a firm that is generating Ether. So things like staking facilities, custodians, you know, anything that we could think about as cash flow, a positive Ether accretive positions. There are also treasury companies that are trading at a discount to NAV, right, that we could potentially acquire, you know, via tender offer. So we’re structuring this to be kind of the cleanest vehicle for institutional adoption.

Paul Barron: All right. So, you hit on a lot of good points there, and I think right now it’s a huge race on these digital asset treasury companies to kind of get to that MicroStrategy level to where we’re starting to see the adoption curve start to take place. And to the point that you’re hitting on, it really kind of zones in on one area that I know you have expertise on, and that is the idea of pitching the concept of Ethereum for treasuries inside major corporations. We did a show on this very topic around Microsoft looking at where they would potentially play into the ETH ecosystem and get exposure. Do you see companies like Microsoft and Amazon and others saying, “Hey, this is where we need to go right here. This would be a vehicle with and being able to get direct exposure.”

Andrew Keys: So, I have a very soft spot in my heart in particular for Microsoft.

Paul Barren: Okay. Why is that?

Andrew Keys: I’ll tell you a quick one minute detour. 2015 was the first year of Ethereum’s inception and I met with the team at Microsoft that was to become the blockchain team because there wasn’t a blockchain team yet. And basically I pitched them to put the Java implementation onto Azure so that they could basically have a permission version of Ethereum, so every Fortune 500 could tokenize an asset and send it around to counterparties. And we created “blockchain” as a service on Azure. We put a 200-word article in the Wall Street Journal and basically gave birth to the concept, Consensus and Microsoft to blockchain as a service. And that was the first time Ether crossed $1.

Paul Barren: Beautiful. Beautiful. And well then this is natural.

Andrew Keys: Yeah. So, this is a natural. So, now to this question and it was a slightly different question was basically Ether for corporate treasuries, you know, and we’re talking about, let’s just not, we’re bifurcating the ones that are just solely purposed treasuries here.

So, I mean I think there are two considerations. One is, as we actually see smart contract functionality come to life and we’ve really kind of seen the first iteration of product market fit with stablecoins. We’re going to require a micro payment of this commodity of Ether to adjudicate and compute smart contracts. So, basically corporates are going to need the micro payment of this fuel just like they need Azure credits or AWS credits. So that’s going to be a small, I would say a small bucket, just like you know a corporation is going to need gasoline in their cars to ship vehicles, you know, goods. Now secondarily, I think what we’re seeing now is Bitcoin has been the opening act but there is room for hedges against the US dollar with digital asset commodities and kind of how Bitcoin has been deemed kind of digital gold, Ether being deemed digital oil, and basically it’s sitting on balance sheets as an inflationary hedge or potentially even speculative play.

Paul Barron: Well, it’s going to be intriguing because as we start to see major corporations, I think the key here is going to be staking component. You guys have kind of solved that with the 100% staking option, which is really different than what we’re seeing in the other DATs. So, that’s a big one.

I’m further intrigued with the Microsoft connection here because if again we hit on this very topic, and we were talking about maybe being a crypto strategy specifically to Xbox, we anticipate that’s going to be another play, and Ethereum most likely could go into that and I’ll explain that in a second. But when you look at all of this kind of coming to the market all at once, stablecoins, the digital asset treasury companies, regulatory framework, everything’s lining up, do you think we’re going to see major companies like a Microsoft and others start to make their move into these areas?

Andrew Keys: 100%. You know, 100%. And like to your Xbox like notion, what we’ve seen children, teenagers flock to is, like, the gamification of assets. And really, like, we see this with things like Roblox, but they’re basically not keeping the value. If you basically pay the dollar for the sword and then you kind of lose the sword or you don’t earn the dollar but now you have these digital tokens that actually represent a dollar and there is a secondary market for trading my sword for your sword and my shield for your shield and there’s actually true value that’s ascribed to this, because basically they’ve been it’s been a one-way street where you know we as the consumers buy the video game, but we don’t get to kind of necessarily keep the assets that we earn within the gaming contours. And as soon as, you know, the first movers start sharing that value with the consumers and it blurs the line, where the consumer actually could basically own the assets within their game and they could appreciate in value. That’s what never happened is like the asset actually appreciating in value and I think as soon as that happens, kind of behavioral economics and game theory will kick in, that it’s a one-way street that you know. Once you own the assets and see them appreciate it and then you have the ability to sell the assets, that’s a one-way street and I don’t think there’ll be any going back to you know the video games of yesteryear, where all we did was pay for them and never owned the asset.

Paul Barron: And I think we’re in that phase right now. The game companies are starting to realize it now. The framework, you know, the highways are being built literally as we speak. So that in itself is big. Are you guys buying any L2 tokens?

Andrew Keys: We’re not right now. So basically what we what we’ve learned in our journey is that institutional investors are very interested in single-play exposure. They want a vehicle that is not diluted, you know, with five different, you know, digital assets, like a basket. They want specific exposure to Ethereum or specific exposure to Bitcoin and that’s simpler for their investment committee to allocate accordingly.

Paul Barron: Yeah, for sure. Why not create your own L2? Then it would essentially play right into it.

Andrew Keys: So we could create our own L2. I mean, this is a, let’s just call it, operating stock company that is solely purposed and maniacally focused on increasing Ether concentration per share. We have other vehicles that are, that would benefit from the usage of an L2, but not for this particular vehicle, that is really kind of bearing the flag of Ether concentration per share.

Paul Barron: I’m going to go back to a statement you made earlier and that is, you know, how you’re going to grow. Some of that will be through acquiring, you know, strategic ETH assets in general. If you look at the current landscape of digital asset treasury companies, some of which are trading below NAV, mNAV, would you be able to go in and look at a possible tender offer on some of these before you guys go live?

Andrew Keys: Absolutely, okay. So well, not before we go live. I think that that would happen after, there’s this kind of finite point in time which is this S-4 registration process. Once we’re through the S-4 registration process, so basically we have $2.5 billion of committed capital which is you know 500,000 Ether plus another around $370 million of cash and currently the ETHM stock is just trading at the book value of the cash and trust which is $200 million, right? we will be issuing shares for that additional Ether accordingly, and once that happens, upon our S-4 registration, this will be trading at a $2.5 billion market cap and due to the fact that we believe that we’re going to be able to have a multiple of yield generation over the ETFs we are going to be able to issue convertible debt which we believe is very important in terms of generating Ether concentration per share. We believe that both of those factors are necessary for commanding a multiple to NAV in perpetuity. And we’ve seen probably lower lift, I would just call it, lower lift efforts where, you know, maybe there’s liability in these shell companies that have been found out. Maybe they just don’t know how to run Ether strategies properly. Maybe they have a basket approach, where they’re not commanding a premium multiple to NAV, and that would be where we could potentially issue tender offers.

Paul Barron: Yeah. Okay. I’m looking at Cathie Wood’s recent move with BMNR. Here it was 116 mil of Tomley’s Ethereum Treasury play at BMNR. And, you know, Cathie has been a very innovative investor on Wall Street. Why do you think she was, I won’t say late to the game, maybe just she didn’t have the vehicle onto ETH and do you think we’ll see more investors kind of following her lead now?

Andrew Keys: Yeah. So, what I would say is I don’t know if she’s been late to the game. She did create an Ether ETF and I would say broadly speaking, the ETFs have not done as well as, let’s call it, the Bitcoin ETFs. And I think a big reason of it is because they haven’t enabled staking. So, she did do that. I think Tom has done a remarkable job of acquiring Ether. I wouldn’t have deployed my capital or others investors capital in a shell company. I just don’t think it’s the right structure. And so, I would say that she has chosen to do so, and, you know, that’s her prerogative. But what we’ve seen with respect to institutional investors is the investment committee cares about these types of contingent liabilities and skeletons in the closets of, I would just say, broader speaking these dying shells.

Paul Barron: Yeah. I think that’s something that everybody’s got to pay attention to because it’s going to be a little bit of a battle I think on Wall Street as to which asset is the best to go with. So, intriguing that you guys have gone, you know, kind of gone that direction. In terms of if you think about what percent on I’m just looking at the ETH reserve historical data right now, at what percent do you feel that we’re going to be at before we would potentially see an ETH supply shock?

Andrew Keys: Well, I mean, I think we’re already seeing it, right? I mean we’ve gone from 2,500, you know, 3 months ago to 4,500, you know, back of a napkin. So, that’s nearly a 40% increase in the price. And I think we’re going to continue to see this. I don’t think we’re going to see a slowing in acquisition because you know vehicles like mine are just getting started and are going to be able to acquire via converts. I do think it’ll be very interesting as you’ve seen the mNAVs, that are primarily equity-based ATM issuances, are starting, what I think we’re seeing is a little bit of exhaustion. Is that people are starting to think that the next additional ATM offering could be dilutive to shareholders rather than accretive and basically that’s why I believe we’re starting to see some mNAV compressions.

Paul Barron: Okay, so well last question to you, and I’m looking at just what’s going on in the ETH development ecosystem, you’re very familiar with this, Fusaka right now, Vitalik’s talking about this maybe late this year. Are people sleeping on this right now? Because Fusaka will really change things around a bit. What are your thoughts?

Andrew Keys: Yeah, I think that Fusaka will happen this year and I think that, you know, broadly speaking we’ve seen an expedition of the upgrades to the Consensus layer and the execution layer of Ethereum. And I don’t necessarily know if any more, like the big one was the transition from proof-of-work to proof-of-stake, where you were literally having like pick your metaphor, where you were having open heart surgery and or you were, you know, changing the engine of the plane while it was flying. I think that these subsequent increments, incremental upgrades, are not as, you know, foundational or as something like the transition from proof-of-work to proof-of-stake, which really de-risked Ethereum. So, I don’t necessarily think that is going to be, let’s call it, a catalyst for price rise. I think much more important to price rise is you saw GENIUS Act occurred, which was stablecoins. And so 80% of stablecoins are settled to Ethereum layer 1. So, Ethereum was the largest beneficiary of GENIUS. And then furthermore in November you have CLARITY, which is market structure. So equities, derivatives, bonds, all being tokenized and basically the largest beneficiary of that will also be Ethereum because high-quality liquid assets, there about $250 billion of high quality liquid assets on blockchains, 90% of those are on Ethereum. So both of these tailwinds, I would just say in the GENIUS Act and CLARITY Act, are going to hugely benefit Ethereum at the application layer. And then the more applications that are built, the more gas that’s used, it’s kind of its own virtuous cycle.

Paul Barron: Yeah. All right, so I have one just kind of a follow-up question here is the idea of tokenizing Ether Machine itself. I mean you’re mentioning the CLARITY Act, obviously this will be the big unlock here. So that’s gonna happen?

Andrew Keys: Yep. So absolutely we are in conversations right now about tokenizing the equity. It will be on Ethereum. And that is something to stay tuned for, but undoubtedly we will be tokenizing the shares. We are proponents of dog-fooding our own assets and we will do so.

Paul Barron: Excellent. Good for you. Andrew, I mean, with all this good news, we’re going to get CLARITY Act, obviously we’re going to see, we have just seen the gates unlocked for what we’re going to see in stablecoins, that’s going to just be a no-brainer, multi-trillions coming in. What do you think Ethereum’s price is going to be by this time next year? Do you have a theory?

Andrew Keys: I easily think within 5 years, the price of Ether should eclipse the price of Bitcoin, the market cap. So, first and foremost, the market cap of Bitcoin will be less than the market cap of Ethereum within five years and I think that we easily have 20 to 100X in the price of Ether.

Paul Barron: Interesting. All right. Well, listen…

Andrew Keys: What’s the TAM of the internet?

Paul Barron: Yeah. Well, exactly. You can’t put it on there. That is a very good point and I think a lot of people sleep on that in the sense of where ETH is right now, for sure.

So anyway, we are here with Andrew Keys coming in from the Ether Machine. Thank you. Thanks again for coming in. We appreciate you dropping in.

Andrew Keys: Thank you, Paul.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.